[Letterhead of Eversheds Sutherland]
November 9, 2018
VIA EDGAR
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333- and 811-22725)

Dear Sir or Madam:

On behalf of Priority Income Fund, Inc. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission concurrently herewith (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement is substantially the same as the disclosure included in the Company’s registration statement on Form N-2 (File Nos. 333-226876 and 811-22725), initially filed with the Commission on August 16, 2018 and declared effective, as amended, on October 18, 2018, except for (i) revisions reflecting the Company’s issuance of shares of its 6.25% Series B Term Preferred Stock; (ii) revisions reflecting the fact that the Registration Statement relates to a new series of the Company’s Term Preferred Stock.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea